Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-265158

Barclays SuperTrackSM Notes InvestorSolutions America August2024 Free Writing Prospectus (To Prospectus dated May 23, 2022 and the Prospectus Supplement dated June 27, 2022) Filed Pursuant to Rule 433 Registration No. 333-265158 August 21, 2024

Contents Introduction to Structured Notes 03 What is a SuperTrackTM Note and how does it work? 04 Enhanced Participation 05 “Buffered” SuperTrackTM Notes 06 Performance at Maturity 07 Risk Factors & Disclaimers 08

Structured Investments Introduction Intoday'shighlydynamicmarketenvironmentagrowing number of investors are seeking different strategies to help meet their financial goals. There is an increasing need for efficient financial products that may allow investors to realize higher yields, reduce their risk exposure and gain access to a wider range of asset classes, such as international equities, commodities, foreign currencies and various market indices. Structured Investments may be one tool that investors can use to try to achieve these goals. Structured Investments may be designed to help investors meet these investment objectives and provide greater diversification1 to their investment portfolios. The most common are structured notes, which consist of a debt security linked to the performance of a reference asset. The reference asset may be an equity security, equity index or exchange traded fund (ETF). Different Structured Investments may be designed to help investors try to reach various goals, including minimizing the loss of their initial investment2, generating higher yields or participating in enhanced returns. An investment in a Structured Investment involves certain risks. Please see “Certain risk considerations” in this presentation. 1Diversification does not protect against loss. Structured Investments of the same issuer expose the investor to the same credit risk. 2Any payment on a Structured Investment, including any principal protection feature, is subject to the creditworthiness of the issuer. Structured Investments are not, either directly or indirectly, an obligation of any third party.

What is a SuperTrackSM Note and how does it work? SuperTrackSM Notes1 offer investors participation in the performance of a reference asset, and are often linked to the performance of a particular market index, equity or equity basket. SuperTrackSM Notes can also be structured to provide exposure to other asset classes, such as commodities, interest rates, inflation, foreign exchange or a combination of asset classes. SuperTrackSM Notes typically provide exposure to the upside of the reference asset, as well as participation in the negative performance in the event of a decline in the value of the reference asset. The amount and type of upside or downside exposure provided by any particular SuperTrackSM Note will be described in the offering documents for that Note. SuperTrackSM Notes are typically issued in initial amounts of $1,000 per Note, however unlike a direct investment in a reference asset, the Note does not provide any interest payments or dividend income. In order to participate in the returns on a SuperTrackSM Note, the Note must be held to maturity. Super TrackSM Note Features Buffer Percentage Some SuperTrackSM Notes may be structured to include a feature called a “buffer percentage” where the initial amount of the SuperTrackSM Notes would have limited protection (subject to the credit risk of the issuer) against a decline in the performance of the reference asset. The amount of the “buffer percentage” in a SuperTrackSM Note is often between 10% and 20%. If, for example, the buffer percentage of a particular SuperTrackSM Note were 10%, the investor would lose 1% of their initial investment for every 1% that the reference asset declined by more than 10% from its principal value to its final value. Accordingly, the investor could lose up to 90% of the initial amount of their investment. Cap or Maximum Return Some SuperTrackSM Notes are intended to offer investors enhanced participation (i.e., greater than 1-for-1 participation in the upside performance of the reference asset), typically subject to a cap or “maximum return”. This enhanced participation feature offers investors the possibility of participating in higher gains compared to what they would receive from a direct investment in the reference asset, subject to the maximum return on the notes. A “cap” or “maximum return” feature may also be included in other types of structured investments that offer only 1-for-1 (or less) participation in the upside performance of the reference asset. 1 SuperTrackSM Notes are issued by Barclays Bank PLC and are subject to thecreditworthiness of the issuer. All capital repayments only applies at maturity. Additionally SuperTrackSM Notes are not, either directly or indirectly, an obligation of any third party.

BARCLAYS

Potential for enhanced participation

Some SuperTrack℠ Notes may offer enhanced returns on the reference asset in the event of a rising or falling market (typically subject to a cap), while the downside market exposure may be (depending on the terms of the particular structured investment) equivalent to the exposure of holding the reference asset (excluding dividends or distributions that may be paid to holders of the reference asset).[1,2]

SuperTrack℠ Notes are typically designed for investors with a "bullish" or moderately "bullish" view of the relevant market for the underlying reference asset. SuperTrack℠ Notes that feature a "cap" or "maximum return" may be structured with a shorter maturity or a higher participation level than SuperTrack℠ notes that do not feature an upside maximum return. However, if a SuperTrack℠ Note features a maximum return, investors would not be able to participate in any appreciation of the reference asset above the pre-determined cap.

Hypothetical example[2]

Reference Asset	ABC Index
Tenor	4 years
Participation rate	200%
Maximum return	20%
Initial index level equals the index closing level on the trade date	

Scenarios of payout at maturity:

- **Scenario 1:**
  Positive Index performance = investor would receive initial investment + 200% participation of the return of the reference asset (subject to the maximum return).
- **Scenario 2**:
  Negative Index performance = investor would lose some or all of their investment in the SuperTrack℠ Notes

Figure 1: Payoff at maturity



Predetermined
Maximum Return
20%
Participation
rate = 200%
Performance
of the ABC Index

Key	
(blue line)	Return on an investment in the structured note
(grey line)	Return on a direct investment in the ABC Index[3]

The sample notes shown above are for illustrative purposes only and are not an offer to sell or a solicitation of offers to buy any such notes.

[1]SuperTrack℠ Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the SuperTrack℠ Notes prior to maturity.

[2]Any payment on SuperTrack℠ Notes, including any principal protection feature provided at maturity, is subject to the creditworthiness of the issuer. In addition, SuperTrack℠ Notes are not, either directly or indirectly, an obligation of any third party.

[3] Excludes any dividends or other distributions paid to holders of components of the ABC Index

SuperTrack℠ Notes Brochure 5

"Buffered" SuperTrack[SM] Notes

SuperTrack[SM] Notes that feature a "buffer percentage" may provide a degree of limited protection in the case of any negative performance of the reference asset(s).[1,2]

A "buffer percentage" in a SuperTrack[SM] Note allows the investor to receive at least the initial amount of their investment at maturity only if the reference asset does not decline in value from its initial level to its final level by more than the buffer percentage. SuperTrack[SM] Notes that contain a buffer percentage often contain a buffer percentage in the range of 10% to 20%. If, for example, the buffer percentage of a particular SuperTrack[SM] Note were 10%, the investor would lose 1% of their initial investment for every 1% that the reference asset declined by more than 10% from its initial value to its final value. Accordingly, the investor could lose up to 90% of the initial amount of their investment.

Hypothetical example [1,2]

Reference Asset	ABC Index
Tenor	18 months
Participation rate	200%
Maximum return	12%
Buffer %	10%
Initial index level equals the index closing level on the trade date	

Scenarios of payout at maturity:

- **Scenario 1:**
  Positive Index performance = investor would receive initial investment + 200% participation of the return index (subject to the cap).
- **Scenario 2:**
  Negative Index performance but no less than -10% = investor would only receive initial amount invested
- **Scenario 3:**
  Negative Index performance but more than -10% = investor would lose 1% of their initial investment for every 1% the index declines below -10%.
  E.g. if Index performance is -15% investor would lose 5% of initial investment.

Figure 2: Payoff at maturity


Predetermined Maximum Return
12%
Participation Rate = 200%
Performance of the ABC Index
10% Buffer Percentage[1]

Key	
(blue line)	Return on an investment in the structured note
(grey line)	Return on a direct investment in the ABC Index[3]

The sample notes shown above are for illustrative purposes only and are not an offer to sell or a solicitation of offers to buy any such notes.

[1]SuperTrack[SM] Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the SuperTrack[SM] Notes prior to maturity.

[2]Any payment on SuperTrack[SM] Notes, including any principal protection feature provided at maturity, is subject to the creditworthiness of the issuer. In addition, SuperTrack[SM] Notes are not, either directly or indirectly, an obligation of any third party.

[3] Excludes any dividends or other distributions paid to holders of components of the ABC Index

SuperTrack[SM] Notes Brochure
6

1SuperTrackSM Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the SuperTrackSM Notes prior to maturity. 2Any payment on SuperTrackSM Notes, including any principal protection feature provided at maturity, is subject to the creditworthiness of the issuer. In addition, SuperTrackSM Notes are not, either directly or indirectly, an obligation of anythird party. 3 Excludes any dividends or other distributions paid to holders of components of the ABC Index

How do SuperTrackSM Notes perform at maturity? Assuming a SuperTrackSM Note is held to maturity, there are several possible scenarios that can occur, based on the performance of the reference asset and the structure of the particular SuperTrackSM Note. The following is a hypothetical example that provides an overview of the possible scenarios. The terms of each structured investment may differ depending on a number of factors, including the reference asset and the term to maturity, among others. Hypothetical example1 SuperTrackSM Note Participation Rate Buffer Percentage Maximum Return initial Investment 200% 20% 50% $1,000 Change in value of reference asset Calculation of payment at maturity Payment n the Notes +30% $1,000 + [$1,000 x participation rate x reference asset performance]; $1,000 + [$1,000 x 200% x 30%] (subject to the maximum return of 50%) $1,500 (Participation rate x reference asset performance exceeds the maximum return of 50%; return on investment is 50%) +10% $1,000 + [$1,000 x participation rate x reference asset performance]; $1,000 + [$1,000 x 200% x 10%] (subject to the maximum return of 50%) $1,200 (Participation rate x reference asset performance does not exceed the maximum return of 50%; return on investment is 20%) 0% $1,000 + [$1,000 x participation rate x reference asset performance]; $1,000 + [$1,000 x 200% x 0%] (subject to the maximum return of 50%) $1,000 (0% return on investment) -10% Reference asset performance is negative but is not less than -20% $1,000 (0% return on investment) -30% $1,000 + [$1,000 x (reference asset performance + buffer percentage)]; $1,000 + [$1,000 x (-30% + 20%)] $900 (-10% return on investment) -100% $1,000 + [$1,000 x (referenceasset performance + buffer percentage)]; $1,000 + [$1,000 x (-100% + 20%)] $200 (-80% return on investment) The sample notes shown above are for illustrative purposes only and are not an offer to sell or a solicitation of offers to buy any such notes. 1 Any payment on SuperTrackSM Notes, including any principal protection feature provided at maturity, is subject to the creditworthiness of the issuer. In addition, SuperTrackSM Notes are not, either directly or indirectly, an obligation of any third party.

Risk Factors THESE RISK FACTORS HIGHLIGHT ONLY SOME OF THE RISKS OF THE PRODUCT DESCRIBED IN THIS DOCUMENT (THE “PRODUCT”) AND MUST BE READ IN CONJUNCTION WITH THE RISK FACTOR SECTIONS IN THE REGISTRATION STATEMENT (INCLUDING THE BASE PROSPECTUS AND PROSPECTUS SUPPLEMENT AND ANY ACCOMPANYING PRODUCT SUPPLEMENT) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC). INVESTORS MUST BE CAPABLE OF ASSESSING AND UNDERSTANDING THE RISKS OF INVESTING IN THE PRODUCT. WHERE A POTENTIAL INVESTOR DOES NOT UNDERSTAND OR WOULD LIKE FURTHER INFORMATION ON THE RISKS OF THE PRODUCT, THE POTENTIAL INVESTOR SHOULD SEEK PROFESSIONAL ADVICE BEFORE MAKING ANY INVESTMENT DECISION. NO GOVERNMENT OR OTHER PROTECTION THIS PRODUCT IS NOT PROTECTED BY THE FINANCIAL SERVICES COMPENSATION SCHEME or any other government or private protection scheme. BARCLAYS FINANCIAL STANDING INVESTORS ARE EXPOSED TO BARCLAYS' FINANCIAL STANDING. If Barclays becomes insolvent, Barclays may not be able to make any payments under the Product and investors may lose their capital invested in the Product. A decline in Barclays' financial standing is likely to reduce the market value of the Product and therefore the price an investor may receive for the Product if they sell it in the market. CREDIT RATINGS CREDIT RATINGS MAY BE LOWERED OR WITHDRAWN WITHOUT NOTICE. A rating is not a recommendation as to Barclays' financial standing or an evaluation of the risks of the Product. VOLATILITY THE PERFORMANCE OF THIS PRODUCT MAY CHANGE UNPREDICTABLY. This unpredictable change is known as “volatility” and may be influenced by the performance of any Underlying Asset as well as external factors including financial, political and economic events and other market conditions. CAPITAL AT RISK THE CAPITAL INVESTED IN THIS PRODUCT IS AT RISK. Investors may receive back less than the capital invested in the Product. CAPITAL AT RISK ON EARLY REDEMPTION / CANCELLATION THE PRODUCT MAY BE REDEEMED BEFORE ITS SCHEDULED Redemption Date. IF THE PRODUCT IS REDEEMED EARLY, INVESTORS MAY RECEIVE BACK LESS THAN THEIR ORIGINAL INVESTMENT IN THE PRODUCT, OR EVEN ZERO. The amount payable to an investor on an early redemption may factor in Barclays' costs of terminating hedging and funding arrangements associated with the Product. SELLING RISK AN INVESTOR MAY NOT BE ABLE TO FIND A BUYER FOR THE PRODUCT SHOULD THE INVESTOR WISH TO SELL THE PRODUCT. If a buyer can be found, the price offered by that buyer may be lower than the price that an investor paid for the Product or the amount an investor would otherwise receive at the maturity of the Product. BAIL-IN RISK The EU Directive establishing a framework for the recovery and resolution of credit institutions and investment firms (the "BRRD") was published in the EU Official Journal on 12 June 2014. The BRRD gives certain powers under a "bail-in tool" to national supervisory authorities with respect to certain institutions (which could include the Issuer) in circumstances where a national supervisory authority has determined that such an institution is likely to fail. In the United Kingdom, the majority of the requirements of the BRRD have been implemented into national law in the Banking Act, including the introduction of the bail-in tool as of 1 January 2015. The Banking Act confers substantial powers on a number of UK authorities designed to enable them to take a range of actions in relation to UK banks and certain of their Affiliates in the event a bank in the same group is considered to be failing or likely to fail. This bail-in tool includes the ability to cancel all or part of the principal and/or interest of any unsecured liabilities or to convert certain debt claims into equity or other securities of the issuer or another person. These powers could be exercised in respect of the Securities. As a result, the exercise of any resolution power or any suggestion of any such exercise could materially adversely affect the value of the Securities and could lead to the investor losing some or all of the value of the investment in the Securities. NO INVESTMENT IN OR RIGHTS TO UNDERLYING ASSETS AN INVESTMENT IN THE PRODUCT IS NOT THE SAME AS AN INVESTMENT IN THE UNDERLYING ASSETS REFERENCED BY THE PRODUCT. An investor in the Product has no ownership of, or rights to, the Underlying Assets referenced by the Product. The market value of the Product may not reflect movements in the price of such Underlying Assets. Payments made under the Product may differ from payments made under the Underlying Assets. ADJUSTMENTS THE TERMS OF THE PRODUCT MAY BE ADJUSTED BY BARCLAYS UPON CERTAIN EVENTS TAKING PLACE WHICH IMPACT THE UNDERLYING ASSETS. SMALL HOLDINGS SMALL HOLDINGS MAY NOT BE TRANSFERABLE. Where the Product terms specify a minimum tradable amount, investors will not be able to sell the Product unless they hold at least such minimum tradable amount. INTEREST RATE RISK INVESTORS IN THE PRODUCT WILL BE EXPOSED TO INTEREST RATE RISK. Changes in interest rates will affect the performance and value of the Product. Interest rates may change suddenly and unpredictably. PAYMENTS PAYMENTS FROM BARCLAYS MAY BE SUBJECT TO DEDUCTIONS FOR TAX, DUTY, WITHHOLDING OR OTHER PAYMENTS REQUIRED BY LAW. OVER-ISSUANCE THE ISSUER MAY ISSUE MORE SECURITIES THAN THOSE WHICH ARE TO BE INITIALLY SUBSCRIBED OR PURCHASED BY INVESTORS. The Issuer (or the Issuer's Affiliates) may hold such Securities for the purpose of meeting any future investor interest or to satisfy market making requirements. Prospective investors in the Securities should not regard the issue size of any Series as indicative of the depth or liquidity of the market for such Series or of the demand for such Series. OTHER RISKS THIS DOCUMENT CANNOT DISCLOSE ALL POSSIBLE RISKS OF THE PRODUCT. Before investing, investors must be satisfied that they have sufficient information and understand the risks related to the Product so as to make an informed investment decision. If investors are uncertain as to whether they have sufficient information, they should seek independent professional advice before investing. FOREIGN EXCHANGE RISK INVESTORS ARE EXPOSED TO FOREIGN EXCHANGE RISK. Foreign exchange rates may change suddenly and unpredictably. Changes in the exchange rate between an investor's home currency and the Product currency or settlement currency may impact the performance of the Product and an investor's return. LEVERAGE THIS PRODUCT MAY BECOME LEVERAGED. Leverage increases the investor's exposure to the underlying assets referenced by the Product and amplifies the investor's losses and gains. INTERACTION RISK THIS PRODUCT COMBINES DIFFERENT FINANCIAL COMPONENTS AND EXPOSURES WHICH MAY INTERACT UNPREDICTABLY AND COULD AFFECT THE PERFORMANCE OF THE PRODUCT. MINIMUM SCHEDULED REDEMPTION AMOUNT If the Securities provide for a minimum scheduled redemption amount payable at maturity, it is possible that such amount may be less than the original invested amount. If investors acquire the Securities (whether on issuance or in the secondary market) for an amount that is higher than the minimum scheduled redemption amount, they risk losing the difference between the price paid for the Securities and the minimum scheduled redemption amount at maturity. Barclays Bank PLC has filed a registration statement (including a base prospectus) with the SEC for the offerings of the securities identified in this communication. Before you invest, you should read the base prospectus dated May 23, 2022, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov.

Disclaimers BARCLAYS This communication has been prepared by Barclays. “Barclays” means any entity within the Barclays Group of companies, where “Barclays Group” means Barclays Bank PLC, Barclays PLC, Barclays Bank Ireland PLC and any of their subsidiaries, affiliates, ultimate holding company and any subsidiaries or affiliates of such holding company. CONFLICTS OF INTEREST BARCLAYS IS A FULL SERVICE INVESTMENT BANK. In the normal course of offering investment banking products and services to clients, Barclays may act in several capacities (including issuer, market maker and/or liquidity provider, underwriter, distributor, index sponsor, swap counterparty and calculation agent) simultaneously with respect to a product, giving rise to potential conflicts of interest which may impact the performance of a product. NOT RESEARCH This document is from a Barclays Trading and/or Distribution desk and is not a product of the Barclays Research department. Any views expressed may differ from those of Barclays Research. BARCLAYS POSITIONS Barclays may at any time acquire, hold or dispose of long or short positions (including hedging and trading positions) and trade or otherwise effect transactions for their own account or the account of their customers in the products referred to herein which may impact the performance of a product. FOR INFORMATION ONLY THIS COMMUNICATION IS PROVIDED FOR INFORMATION PURPOSES ONLY AND IT IS SUBJECT TO CHANGE. IT IS INDICATIVE ONLY AND IS NOT BINDING. NO OFFER Barclays is not offering to sell or seeking offers to buy any product or enter into any transaction. Any offer or entry into any transaction requires Barclays' subsequent formal agreement which will be subject to internal approvals and execution of binding transaction documents. NO LIABILITY Neither Barclays nor any of its directors, officers, employees, representatives or agents, accepts any liability whatsoever for any direct, indirect or consequential losses (in contract, tort or otherwise) arising from the use of this communication or its contents or reliance on the information contained herein, except to the extent this would be prohibited by law or regulation. NO ADVICE Barclays is acting solely as principal and not as fiduciary. Barclays does not provide, and has not provided, any investment advice or personal recommendation to you in relation to the transaction and/or any related securities described herein and is not responsible for providing or arranging for the provision of any general financial, strategic or specialist advice, including legal, regulatory, accounting, model auditing or taxation advice or services or any other services in relation to the transaction and/or any related securities described herein. Accordingly Barclays is under no obligation to, and shall not, determine the suitability for you of the transaction described herein; your individual circumstances have not been assessed. You must determine, on your own behalf or through independent professional advice, the merits, terms, conditions and risks of the transaction described herein. THIRD PARTY INFORMATION Barclays is not responsible for information stated to be obtained or derived from third party sources or statistical services. PAST & SIMULATED PAST PERFORMANCE Any past or simulated past performance including back-testing, modelling or scenario analysis contained herein is no indication as to future performance. No representation is made as to the accuracy of the assumptions made within, or completeness of, any modelling, scenario analysis or back-testing. OPINIONS SUBJECT TO All opinions and estimates are given as of the date hereof and are subject to change. The value of any CHANGE investment may also fluctuate as a result of market changes. Barclays is not obliged to inform the recipients of this communication of any change to such opinions or estimates. IMPORTANT DISCLOSURES For important regional disclosures you must read, visit the link relevant to your region. Please contact your Barclays representative if you are unable to access. EMEA https://www.home.barclays/disclosures/important-emea-disclosures.html. APAC https://www.home.barclays/disclosures/important-apac-disclosures.html. U.S. https://www.home.barclays/disclosures/important-us-disclosures.html. CONFIDENTIAL This communication is confidential and is for the benefit and internal use of the recipient for the purpose of considering the securities/transaction described herein, and no part of it may be reproduced, distributed or transmitted without the prior written permission of Barclays. ABOUT BARCLAYS Barclays offers premier investment banking products and services to its clients through Barclays Bank PLC, Barclays Bank Ireland PLC and certain other subsidiaries and affiliates. The key details of each relevant Barclays entity are set out below and will apply, as relevant, to your legal and/or regulatory relationship with Barclays: Barclays Bank PLC is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority and is a member of the London Stock Exchange. Barclays Bank PLC is registered in England No. 1026167 with its registered office at 1 Churchill Place, London E14 5HP. COPYRIGHT © Copyright Barclays 2024 (all rights reserved).